United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page
Vale structures logistics to support its operations in Africa
Rio de Janeiro, September 21, 2010 — Vale S.A. (Vale) informs it exercised an option to purchase a 51% stake in Sociedade de Desenvolvimento do Corredor do Norte SA (SDCN), owned by the Mozambican company Insitec SGPS SA (Insitec). This acquisition will enable the necessary logistics infrastructure for transporting the output coming from the second phase of Moatize coal project (Moatize II) development.
Moatize is a coal deposit with proven and probable reserves of 1.087 billion metric tons of coal and the project includes an open pit mine operation. Moatize I has a nominal production capacity estimated at 11 million metric tons of coal, 80% metallurgical coal and 20% thermal coal, with start up expected for the first half of 2011.
In the first stage of development is being built a CHPP (coal handling preparation plant) with annual capacity of 26 million metric tons. In this first phase, the production of coal will be transported by the Linha do Sena railway to the Beira port.
SDCN controls, with 51% participation, the Corredor de Desenvolvimento do Norte (CDN) and the Central East African Railways (CEAR). The CDN is responsible for the concession of an 872 km railroad in Mozambique, which connects Entrelagos in the Niassa province to the port of Nacala in the Nampula province, northern Mozambique, and of the port of Nacala. CEAR holds the concession of the railway system in Malawi, which currently comprises 797 km of railway connecting the country, north-south and east-west. CDN and CEAR rail systems are connected near the mineral region of Moatize, in the province of Tete, Mozambique, providing an additional logistics corridor for the coal to be produced in the region.
While that makes it feasible to expand the capacity of Moatize, the logistics infrastructure constitutes an excellent alternative for transporting to the east coast of Africa the production from the copper belt of Zambia, where we are starting to develop Konkola North, from our Evate phosphate rock project in Mozambique, and other cargo from Zambia-Malawi-Mozambique.
With the goal to create a world-class infrastructure of logistics to support our operations in Central and Eastern Africa, we will invest in the capacity expansion of the Nacala logistics corridor, through the construction of railway links needed to ensure the production of Moatize and a new deep water maritime terminal in Nacala.
This transaction is an integrated part of Vale’s strategy to build efficient logistics infrastructure to support the growth of its activities with high potential for value creation. In this context, as recently disclosed, we obtained the concession for a Ferrosur railway stretch in Argentina very important for the success of the Rio Colorado potash project, and entered into contracts with the government of Liberia for the construction of an integrated railway-port system for transporting the production of iron ore from Simandou, in Guinea.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: September 21, 2010	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations